Filed by Great Plains Energy Incorporated
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Aquila, Inc.
Commission File No.: 333-142715

This filing consists of a joint press release issued by Great Plains Energy Incorporated and Aquila, Inc. on August 28, 2007.

[Aquila logo]
News Release

[Great Plains Energy logo]

Media Contacts:
Aquila
Al Butkus                           (816) 467-3616
Media Relations                (816) 467-3000
Great Plains
Matt Tidwell              (816) 556-2069

Investor Relations:
Aquila
Jason Ketchum               (816) 467-3274
Toll-free                           (800) 487-6661
Great Plains
Todd Allen                     (816) 556-2083

AQUILA AND GREAT PLAINS ENERGY ANNOUNCE
SPECIAL SHAREHOLDER MEETINGS
AND RECEIPT OF ANTITRUST CLEARANCE

Prospectus / joint proxy statement will be mailed to shareholders on or about September 4, 2007

KANSAS CITY, MO, August 28, 2007 – Aquila, Inc. (NYSE:ILA) and Great Plains Energy Incorporated (NYSE:GXP) today announced special shareholder meetings to vote on the pending merger of Aquila and a subsidiary of Great Plains Energy.  Aquila’s special shareholder meeting will be held at 10 a.m. (Central Time) on October 9, 2007 at Adams Pointe Conference Center, 1400 NE Coronado Drive, Blue Springs, Mo. Great Plains Energy’s special shareholder meeting will be held at 10 a.m. (Central Time) on October 10, 2007 at Westin Crown Center, One East Pershing Rd., Kansas City, Mo.

-more-

Add page 2, Aquila, Great Plains

Each company’s shareholders of record at the close of business on August 27, 2007 will be mailed definitive proxy materials (including the joint proxy statement/prospectus) in connection with the proposed merger and will be entitled to vote at the special meeting of shareholders.  The joint proxy statement/prospectus forms part of the registration statement filed on Form S-4 by Great Plains Energy that was declared effective by the Securities and Exchange Commission on August. 27, 2007 and under which Great Plains Energy will issue shares of its common stock to Aquila shareholders in connection with the merger.
The approval of the shareholders of Aquila and Great Plains Energy is required to complete the proposed merger. The companies have also filed applications with various state and federal authorities (including the Federal Energy Regulatory Commission and the state public service commissions in Colorado, Iowa, Kansas, Missouri, and Nebraska) to obtain the regulatory approvals necessary to close the transaction.
Aquila and Great Plains Energy also announced that they have been advised by the Federal Trade Commission that it has granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”), in connection with the proposed merger. The early termination of the waiting period became effective on August 27, 2007. Expiration or early termination of the HSR waiting period without action by either the Federal Trade Commission or the Department of Justice is a condition to completion of the proposed merger.
Based in Kansas City, Mo., Aquila owns electric power generation and operates electric and natural gas transmission and distribution networks serving approximately 900,000 customers ion Colorado, Iowa, Kansas, Missouri and Nebraska. More information is available at www.aquila.com.
Great Plains Energy, headquartered in Kansas City, Mo., is the holding company for Kansas City Power & Light, a leading regulated provider of electricity in the Midwest, and Strategic Energy, LLC, a competitive electricity supplier.  The company's website is www.greatplainsenergy.com.
-more-

Add page 3, Aquila, Great Plains

Additional Information and Where to Find It

In connection with the acquisition of Aquila by Great Plains Energy, Great Plains Energy filed with the SEC a registration statement on Form S-4 (Registration No. 333-142715), containing a preliminary joint proxy statement/prospectus and other relevant materials. The final joint proxy statement/prospectus will be mailed to the stockholders of Great Plains Energy and Aquila. INVESTORS AND SECURITY HOLDERS OF GREAT PLAINS ENERGY AND AQUILA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, AQUILA AND THE ACQUISITION. The registration statement and joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Great Plains Energy or Aquila, Inc., with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents (when they are available) filed with the SEC by Great Plains Energy by directing a request to: Great Plains Energy, 1201 Walnut, Kansas City, MO 64106, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Aquila by contacting Aquila, 20 West Ninth Street, Kansas City, MO 64105, Attn: Investor Relations.

Participants in Proxy Solicitation

Great Plains Energy, Aquila, and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies relating to the proposed transaction. Information about the executive officers and directors of Great Plains Energy and their ownership of Great Plains Energy common stock is set forth in the proxy statement for Great Plains Energy’s 2007 Annual Meeting of Stockholders, which was filed with the SEC on March 19, 2007. Information regarding Aquila, Inc., directors and executive officers and their ownership of Aquila, Inc., common stock is set forth in the proxy statement for Aquila’s 2007 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2007. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Great Plains Energy, Aquila, and their respective executive officers and directors in the proposed transaction by reading the joint proxy statement/prospectus regarding the proposed transaction.

#           #           #